June 29, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (810) 985-0498

Timothy D. Regan
Chief Financial Officer
Citizens First Bancorp, Inc.
525 Walter Street
Port Huron, MI 48060

Re: Citizens First Bancorp, Inc.
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 0-32041

Dear Mr. Regan:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Three Months Ended March 31, 2007 and 2006
Non-interest Income, page 12

1. We noted your disclosure that the Company is in the process of reviewing the investment securities portfolio and that you expect to sell certain investment securities during the next few months at a potential net loss. Please provide us with the following information:

- quantify, by category of investment, the aggregate fair values and related amounts of unrealized losses on the certain investment securities described above at March 31, 2007. Segregate investments that have been in an unrealized loss position for less than twelve months from those that have been in an unrealized loss position for twelve months or longer;
- in light of your disclosure, tell us how you had the <u>intent</u> and ability to hold these investments until a forecasted recovery or maturity. In this regard tell us how you were able to conclude the losses were not other-than-temporary; and
- if unrealized losses on your available-for-sale investments change materially in future quarterly periods, provide the disclosures required by paragraph 21a-b of EITF 03-1 in the related quarterly filings.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief